Filed Pursuant to Rule 433

Registration No. 333-199594

April 28, 2015

Pricing Term Sheet

The Procter & Gamble Company

Japanese Yen (“¥”)100,000,000,000 0.275% Notes due May 8, 2020

Issuer:	The Procter & Gamble Company

Aggregate Principal Amount:	¥100,000,000,000

Maturity Date:	May 8, 2020

Coupon (Interest Rate):	0.275% per annum accruing from May 8, 2015

Price to Public (Issue Price):	100% of principal amount

Yield to Maturity:	0.275%

Mid-swap rate:	0.225%

Spread to mid-swap rate:	+ 5 basis points

Interest Payment Dates:	May 8 and November 8, commencing November 8, 2015

Day Count Convention:	30/360

Tax Redemption:	The notes will not be redeemable prior to maturity unless certain events occur involving United States taxation as described in the Prospectus Supplement

Trade Date:	April 28, 2015

Settlement Date:	May 7, 2015, which is the seventh business day (as defined in applicable SEC rules) following the trade date specified above (such settlement cycle being referred to as “T+7”). Purchasers should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the succeeding three business days may be affected by the T+7 settlement.

Common Code:	122724689

ISIN Number:	XS1227246896

CUSIP:	742718 EK1

Denominations:	¥100,000,000 x ¥10,000,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities International plc
Morgan Stanley & Co. International plc

Co-Managers:	Citigroup Global Markets Limited
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
J.P. Morgan Securities plc

Type of Offering:	SEC Registered

Listing:	Application will be made for listing on the New York Stock Exchange on terms described in the Prospectus Supplement

Long-term Debt Ratings:	Moody’s: Aa3 (Stable); S&P: AA- (Stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Mitsubishi UFJ Securities International plc at +44 (0)20 7577 2206 or Morgan Stanley & Co. International plc toll-free at 1-866-718-1649.

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